

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2015

Via E-mail
Edward Kaye, M.D.
Interim Chief Executive Officer
Sarepta Therapeutics, Inc.
215 First Street
Suite 415
Cambridge, MA 02142

> **Re:** **Sarepta Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2015**
> **File No. 001-14895**

Dear Dr. Kaye:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the preliminary proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

1. Please revise your disclosure in your preliminary proxy statement to discuss whether you have any current plans, agreements, arrangements or understanding with respect to the planned issuance of the newly authorized shares of common and preferred stock. If so, please describe all material terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Keating Brooks at (202) 551-8336, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Ty Howton, Esq.
        Sarepta Therapeutics, Inc.